UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 6, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Teekay Offshore Partners L.P.

File No. 5-82284 - CF#37526

Teekay Offshore Partners L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13E-3 filed on October 28, 2019, as amended.

Based on representations by Teekay Offshore Partners L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit (c)(2)	through October 25, 2024
Exhibit (c)(3)	through October 25, 2024
Exhibit (c)(4)	through October 25, 2024
Exhibit (c)(5)	through October 25, 2024
Exhibit (c)(6)	through October 25, 2024
Exhibit (c)(7)	through October 25, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary